

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

May 27, 2010

Mr. Jeff Bradley
Chief Executive Officer
Globe Specialty Metals, Inc.
One Penn Plaza
250 West 34th Street, Suite 2514
New York, NY 10119

   Re: **Globe Specialty Metals, Inc.**
      Form 10-K for the Fiscal Year Ended June 30, 2009
      Filed October 5, 2009
      File No. 1-34420

Dear Mr. Bradley:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

          Sincerely,

          H. Roger Schwall
          Assistant Director